UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                                                        March 2003

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.

Form 20-F             Form 40 F     68:

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED:             Press release NR2003-5

DESCRIPTION:                       Queenstake Resources Ltd. announces conference call to discuss Jerritt Canyon acquisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                QUEENSTAKE RESOURCES LTD.

                                                                                                                                                    (Registrant)

Date  March 6, 2003                                                                                            By                    "Doris Meyer"

                                                                                                                                                    (Signature)

                                                                                                                                Doris Meyer, Corporate Secretary, CFO

                                                                                                                                          Queenstake Resources Ltd.